Fundify

January 2022



Katya Tsaioun, Ph.D.
Founder and CEO
Katya@Akttyva.com
617-821-7095

CONFIDENTIAL

Company Highlights



Company Overview

- Founded in 2020
- Experienced team with extensive biology, drug discovery, development, and commercialization expertise
- Focus: endothelial vascular leak
- **National Science Foundation Award recipient December 2021**



Pipeline

- Lead program: AKT-001 as a treatment for ARDS
- Additional potential indications: diabetic macular edema, systemic capillary leak syndrome, chronic kidney disease, fibrosis

Intellectual Property and Financials

- Patent filed in 2020 on methods of use, formulations and composition of matter
- Seeking $2M seed funding for operations, scale-up manufacturing, preclinical studies, and pre-IND FDA meeting

CONFIDENTIAL

The unmet need: Vascular Leak
Endothelial Barrier Disorders





AKTTYVA THERAPEUTICS

Extremity edema
Pleural effusions
Noncardiogenic pulmonary edema
ARDS
Gastric and intestinal edema
Ascites
Muscle edema
Rhabdomyolysis
Loss of protein-rich fluid
Cytokines
a
b
Loss of protein-rich fluid
Hypotension
Acute kidney injury
Prerenal vs ATN

E. Siddall, M. Khatri, J. Radhakrishnan *Kidney International* (2017)

Vascular leak is an increase in capillary permeability leading to the loss of protein-rich fluid from the intravascular to the interstitial space

Vascular leak cuts across multiple organ systems and disease states

There are more than 60 conditions associated with vascular leak, including:

- ARDS
- Diabetic macular edema
- Acute kidney injury
- Chronic kidney disease
- Acute pancreatitis
- Fibrosis
- Ascites
- Systemic capillary leak syndrome

ARDS: a deadly condition with no treatment
Described as "wet lung" in 2014



Acute Respiratory Distress Syndrome (ARDS)

1 Required criteria (must meet all three)

- Timing within 1 week of clinical insult or new/worsening respiratory symptoms
- Chest XR shows bilateral opacities not fully explained by effusions, lobar/lung collapse, or nodules
- Respiratory failure not fully explained by cardiac failure/fluid overload

2 Risk factor

- Risk factor for ARDS present (e.g. pneumonia, trauma, sepsis, pancreatitis)
- Objective assessment (Echo) excludes hydrostatic edema if no risk factor present
- None of the above

3 Severity (Oxygenation)

- Mild: PaO_2/FiO_2 >200 to ≤300 mmHg with PEEP OR CPAP ≥5 cm H_2O
- Moderate: PaO_2/FiO_2 >100 to ≤200 mmHg with PEEP ≥5 cm H_2O
- Severe: PaO_2/FiO_2 ≤100 mmHg with PEEP ≥5 cm H_2O
- None of the above

 

NORMAL VERSUS ARDS CHEST SKIAGRAMS :

The reason for mortality in COVID-19 pandemic

Before COVID-19

> 400,000 cases p.a.

14+ average days in ICU

30-40% mortality 75,000 deaths/year

$1.6B market

[1]Uckun, F.M., Front.Pharmacol. 2020, 11:796 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7264370/#B8
[2]2018 Data, https://www.openaccessgovernment.org/acute-respiratory-distress-syndrome/43754/

Akttyva's Solution



Current ARDS standard of care





News

Classification of Omicron (B.1.1.529): SARS-CoV-2 Variant of Concern

26 November 2021

- **Mechanical ventilation**
  - Goal: increase oxygenation
- **Problems:**
  - High delivery cost / ICU / skilled nursing
  - Mechanical damage to lung
  - Scarring / fibrosis
  - Palliative (30-40% mortality)

Akttyva Therapeutics



- **Small molecule**
  - Low cost, easy delivery
  - Multiple modes of administration
  - Address the root cause
  - Prevents ICU admission
  - Virus and mutations-agnostic

Akttyva's Approach to Stop ARDS



Targets:

- MK2 pathway involved in stress response when activated
- Pathway activation in endothelial cells stops vascular leak
- *In vivo* proof-of-concept established

Approach:

- Direct activation of MK2 pathway with small molecule to stop vascular leak

- Agnostic to a specific virus, organ or toxic agent

VASCULAR LEAK　　　　**VASCULAR LEAK REPAIR**

Endothelial cell membrane　　　Endothelial cell membrane

p38　　　　p38

MK2　　　MK2-AP　MK2 P

HSP-27　　　HSP-27 P

Actin and vimentin filament disruption　　Cytoskeleton reinforcement

Vascular leak　　　Vascular leak repair

Rat lung edema　　　**Rat lung normal**

https://pubmed.ncbi.nlm.nih.gov/26066827/
Liu, Kayyali, J. Appl. Physiol, 2015

CONFIDENTIAL

Akttyva AI-assisted Drug Discovery Engine
360° *in silico* / *in vitro* analysis



Akttyva's AI-assisted Drug-discovery Engine
AIDE360

(2) Docking of compound libraries

Approved drugs

(3) ADME and safety filters

(4) Disease models

In vitro human tissue 3D

In vivo model

+

NCEs

+

(1) Druggable pocket discovery

Repurposed Lead (ARDS)

NCE Lead (other VLS* indications)

In silico docking optimization



CONFIDENTIAL

Repurposed drug for ARDS treatment
Program designed for efficiency and speed to clinical PoC



FDA meeting

IND

Exit*

Q4 2020   Q4 2021   Q2 2022   Q4 2022   Q4 2023

| Pathway discovery | Target validation | AIDE³⁶⁰ | Candidate selection | Reformulation, manufacturing | IND-enabling studies | Phase 2 POC | Phase 3 |

12 months

6-9 months

2-4 years

$ 2 M seed funding + Co-development partner

$ 6M Series A

Typical: 3-5 years

Typical: 7-8 years

| Completed |
| In progress |
| Not started |

*Licensing or acquisition

CONFIDENTIAL

Funding needs and IP



AKTTYVA THERAPEUTICS

Use of proceeds:

Repurposed drugs:

- Lead candidate selection
- Lead candidate reformulation
- Clinical development plan
- Pre-IND meeting with FDA

New Chemical Entity:

- Use AIDE^{360} for NCE discovery for the next vascular leak indication (funded by NSF (+ NIH award pending))

Current funding:

- ✓ **$259K** – NSF award 12/1/21
- ❑ Seed Raise: $2 M to select lead candidate and advance into clinical development
  - ❑ **$200K closed 12/2021**

Intellectual Property:
- Patent application: Compositions of matter, formulations and methods of use covering the small molecules filed in 2020, converted to PCT 11/12/21
- Additional filings planned on NCE modulators of MK2 and other members of the pathway (MK3, MK5)

Progress and Traction



AKTTYVA THERAPEUTICS

- ✓ AIDE^{360} platform in place:
  - ✓ Utilized for MK2 target:
    - ✓ More than 7,000 existing drugs have been docked to the MK2 pocket
    - ✓ >100 candidate drugs for repurposing identified
    - ✓ Activity assay established in the lab
    - ✓ 5 lead candidates identified based on experimental activity
  - ✓ NCE screening to begin shortly
- ✓ Lead candidate selected for clinical development in ARDS
- ✓ **NSF Award recipient**
- ✓ **Finalist of Mass Challenge 2021**
- ✓ **Award-winner: IBM partnership in AI**





NSF America's SEED FUND SBIR.STTR

MC MASSCHALLENGE 2021 U.S. COHORT Austin, Boston, Houston, and Rhode Island Accelerator Programs MassChallenge's 50th Accelerator Program

Why existing drug now?

- ☑ Immediate medical need due to COVID-19
- ☑ Shorter development time to POC in humans
- ☑ Safety profile in humans established
- ☑ Drug supply readily available

CONFIDENTIAL

Projected U.S. revenues from ARDS drug
1) In-hospital infused



	YEAR 1	YEAR 2	YEAR 3
Patients, US	400,000	400,000	400,000
Penetration rate	10%	20%	30%
Addressable market	40,000	80,000	120,000
ARDS TREATMENT REVENUES ($)	$400M	$800M	$1,200M
Royalties	$20M	$40M	$60M

Assumptions:
1. **Treatment price of $10,000 per patient** (estimated based on market research by AlientT)
2. **Reimbursement:**
    1. Medicare Part A

* Source:
Comparables report prepared for Akttyva by AlienTechnologies, Inc., April, 2021

CONFIDENTIAL

Projected U.S. revenues from ARDS drug
2) Ambulatory / non-hospital administration



	YEAR 1	YEAR 2	YEAR 3
Patients, US	400,000	400,000	400,000
Penetration rate	10%	20%	30%
Addressable market	40,000	80,000	120,000
ARDS TREATMENT REVENUES ($)	$400M	$800M	$1,200M
Royalties	$20M	$40M	$60M

Assumptions:
1. **Projected treatment price of $10,000 per patient** (price per dose TBD)
2. **Reimbursement options**:
   1. Medicare Part B (physician-administered infusions in hospital outpatient or physician's office)
   2. Medicare Part D (self-administered oral solid or autoinjector)

* Source:
Comparables report prepared for Akttyva by
AlienTechnologies, Inc., April, 2021

CONFIDENTIAL

ARDS drugs in clinical trials



Company	Drug	Mechanism	Type	Safety	Cost
Faron Pharma	Traumakine (synergies, positive phase 2)	Indirect mechanisms	Expensive complex therapies	Unknown safety	$$
BioMarck Pharma	BIO-11006				$$
Athersys	MultiStem				$$$
Bayer	BAY1097761				$$$
	BAY 1211163				$
Akttyva	**AKT-001**	Targeted therapy	Small molecule	Safety established	**$**

Targeted cost-effective therapy focused on patient and human biology

Team

Co-founded and led 16 companies
Brought 10 drugs to market
7 successful exits, 2 IPOs



AKTTYVA THERAPEUTICS



Serial entrepreneur,
De-risking drug candidates

Investor

CEO, Board Director

Katya Tsaioun, Ph.D. – 20+ years in biopharma; successful entrepreneur (founded Apredica, an ADME-Tox CRO in 2006, successful exit to Evotec); expertise in mechanistic strategies of de-risking drug-discovery programs Executive Director of EBTC at Johns Hopkins Bloomberg School of Public Health





cyprotex the ADME Tox specialists

Assay development, biology

Investor

charles river

Head of Research

Mario DiPaola, Ph. Biogen
in the pharma industry with roles in basic R&D, quality, CMC and regulatory functions in support of protein and small molecule development; regulatory filings (BLA/eCTD) for Alferon-N, Amevive, Sucraid, Authored/co-authored 60+ publications and co-inventor in 4 patents



Intellectual property

Board Director

Lana Gladstein, J.D. – Chief Legal Officer, Arranta Bio; previously EVP and General Counsel of Brammer Bio (bought by Thermo Fisher in 2019); formerly partner at Troutman Pepper and partner at Nutter, Boston, MA

ThermoFisher SCIENTIFIC

brammer bio



Pathway discovery and validation

Biology

Usamah S. Kayyali, Ph.D., MPH, DABT -Formerly, Associate Professor, Tufts Medical Center, discovered mechanisms of vascular permeability ($2M NIH-funded research), demonstrated role of p38-MK2-HSP27 pathway in vascular permeability barrier regulation.

Tufts Medical Center



Biomolecular modeling

Chemistry

Bruno Villoutreix, Ph.D. - 25 years interface between molecular medicine / structural-bioinformatics / chemoinformatics, in silico drug design, ADME-Tox, small molecule PPI and protein-membrane modulators, Research Director at Inserm (French medical research Institute)



Inserm
La science pour la santé
From science to health

Corporate strategy

RXi

CORBUS PHARMACEUTICALS

Board Director

Mark Tepper, Ph.D. Founder and C-level management for Corbus Pharmaceuticals (IPO 2014), Primatope Therapeutics (acquired), NKT Therapeutics, and RXi Pharma (IPO 2007). Previously held positions: CEO, Multiple Life Science startups, VP USA Research & Operations Bristol-Mye





Bristol-Myers Squibb

CONFIDENTIAL

Advisors



AKTTYVA THERAPEUTICS

Translational, M&A expertise

Vanessa Carle, Ph.D.

Associate, **Pharma Ventures**

Expertise in drug discovery R&D, technology commercialization, translational drug-development projects and the start-up ecosystem, out-licensing partnerships. **Winner of MassChallenge Switzerland.**





PharmaVentures — the deal experts

Drug reimbursement strategy

David Farber, J.D.

Partner, **King & Spaulding**, FDA & Life Sciences Practice

Litigation, regulatory matters, and public policy, with a focus on healthcare, Medicare and Medicaid issues for pharmaceutical and medical device companies, hospitals and pharmacies. He is a recognized national expert on Medicare Secondary Payer issues.





Critical care physician

Prof. Hugh Montgomery, MB BS BSc FRCP MD FRGS FRI FFICM

Professor of Intensive Care Medicine, University College London

Conducted numerous clinical trials in pulmonary indications including ARDS indication



BRIGHAM HEALTH

BWH BRIGHAM AND WOMEN'S HOSPITAL



CMC, Regulatory strategy

Steve Kates, Ph.D.

Drug development executive with ~30 years' experience in the drug development in infectious, cardiovascular, renal and CNS diseases. CMC (Drug Substance and Drug Product manufacturing), regulatory and medical affairs. Writing and review of scientific and regulatory documentation (INDs, NDAs, BLAs, ANDAs, eCTD).

Summary



Focus: addressing unmet medical need

Proprietary efficient screening platform

Advanced ARDS program ready for IND-enabling studies

Platform to address a key pathology in > 60 indications

De-risked by NSF, angel investors funding of $430,000

Thank you for your attention



Katya Tsaioun, Ph.D.
Founder and CEO
www.Akttyva.com
Katya@Akttyva.com
617-821-7095

CONFIDENTIAL